LL DO

17009999

SEC SECI
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Section

MAR 01 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 North Michigan Avenue, Suite 3200
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Stewart (312) 494-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

XX

OATH OR AFFIRMATION

I, Mark Timmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Capital Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHARON STEWART
Notary Public - State of Illinois
My Commission Expires Jul 21, 2018

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2016

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2016

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

CURRENT ASSETS	
Cash	$ 1,109,691
Marketable Securities with Restrictions	204,077
Prepaid Rent	26,363
Accounts Receivable - operations	326,031
Total Current Assets	1,666,162
FIXED ASSETS	
Leasehold Improvements	25,787
Office Equipment	82,340
Office Furniture	63,103
Total Fixed Assets	171,230
Less: Accumulated Depreciation	(160,059)
Net Fixed Assets	11,171
OTHER ASSETS	
Deposits	11,599
Startup Costs (Net of Amortization)	2,162
Total Other Assets	13,761
TOTAL ASSETS	$ 1,691,094

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 806,107
Accrued Bonuses Payable	187,869
Total Current Liabilities	993,976
EQUITY	
Members' Equity	697,118
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,691,094

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $9,971 for the year ended December 31, 2016.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2013.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2016, the Company considers all accounts receivable to be collectible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's revenues are derived mainly from investment banking fees and related financial advisory services. Investment banking fee revenue is recognized upon the consummation of a transaction with various clients. Other financial advisory revenue is recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and the collectivity is reasonably assured.

SHARED INVESTMENT BANKING FEES

Shared investment banking fees represent payments made to independent contractors for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS

The Company leases two separate office spaces in Chicago, Illinois under one non-cancelable operating lease expiring April 30, 2017. The Company is also responsible for operating expenses and real estate taxes under the lease. The Company also entered into a sublease with an unrelated party to lease out approximately 29% of the space to them. The sublease expired April 30, 2015.

The Company also entered into two equipment leases during April 2015 which expire June 30, 2020. The monthly payment, including taxes and fees, is $1,759

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2017	$ 132,085
2018	21,105
2019	21,105
2020	10,553
Total	$ 184,848

Rent Expense amounted to $310,967 for 2016.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2016, the Company had adjusted Net Capital and Net Capital requirements of $115,715 and $66,265, respectively.

5. MAJOR CUSTOMERS

At December 31, 2016 one client accounted for 100% of total accounts receivable. During 2016, two clients accounted for 63% and 12% of total revenue, respectively. No other client accounted for more than 6% of 2016 revenue.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, $884,586 was uninsured.

7. RESTRICTED MARKETABLE SECURITIES

In November 2016, the Company received 13,789 shares of Evolent Health, Inc.'s publicly-traded common stock as consideration for investment banking services rendered. The shares are restricted from selling until April 2017. The shares' value as of the receipt date was $273,022 is included in investment banking fee revenue on the 2016 Statement of Income.

The 13,789 shares were adjusted to fair value of $204,077, representing the closing price of Evolent Health, Inc. on December 31, 2016. The unrealized loss of $68,945 is recorded in other income on the Statement of Income. The restricted shares are considered Level 1 for purposes of fair value measurements under ASC 820, *Fair Value Measurements and Disclosure.*

Management intends to sell the shares during April 2017, when the restriction expires, therefore the restricted shares are recorded as a current asset.

8. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 15, 2017, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2016.

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

18*18*******2503*********************MIXED AADC 220
67580 FINRA DEC
CITY CAPITAL ADVISORS LLC
444 N MICHIGAN AVE STE 3200
CHICAGO IL 60611-3906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) $ ~~36,234.14~~ 36,679.83

B. Less payment made with SIPC-6 filed (exclude interest) (29,426.70)

7/20/2016
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) ~~6,807.44~~ 7,253.13

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~6,807.44~~ 7,253.13

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 6,807.44 (Check #2170 paid on 2/6/17)

BALANCE DUE: ($445.69)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CITY CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

AMENDMENT: 27 day of February 2017

Dated the 6 day of February, 2017

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~14,552,396~~ 14,730,675
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	
(Deductions in excess of $100,000 require documentation)	58,742
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	58,742
2d. SIPC Net Operating Revenues	$ ~~14,493,654~~ 14,671,933
2e. General Assessment @ .0025	$ ~~36,234.14~~ 36,679.83
	(to page 1, line 2.A.)